ZEISS CARL ZEISS MEDITEC


07026865

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States


SEC MAIL PROCESSING
RECEIVED
SEP 1 7 2007
WASH. D.C.
160
SECTION

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105
Fax: +49 (0) 36 41/220-117
e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

Our ref.: JB/Mtr
Date: 2007-09-07

SUPPL

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document	Date of release
Press Release	2007-09-03
Press Release	2007-09-07

Best regards,

Carl Zeiss Meditec AG
i. V. i. A.

Jens Brajer
Director Investor Relations

Mandy Pfeil
Assistant Investor Relations

PROCESSED
SEP 2 6 2007
THOMSON FINANCIAL



CARL ZEISS MEDITEC

Carl Zeiss Meditec: No takeover bid for Wavelight

Jena, 7 September 2007- Carl Zeiss Meditec AG (ISIN DE0005313704), a medical technology provider listed in the TecDax of the German Stock Exchange, will not be making a voluntary takeover bid for Wavelight Laser Technologies AG. "After carefully considering a possible takeover of Wavelight and assessing the resulting synergies which could be expected, we have decided not to pursue this option any further," said Bernd Hirsch, CFO of Carl Zeiss Meditec AG. "Therefore, we will tender our share package at the terms of the existing voluntary, public tender offer," continued Hirsch.


SEC MAIL PROCESSING
RECEIVED
SEP 17 2007
WASH, D.C.
160
SECTION

Press Release



CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activity: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucomas and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and aftercare. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyser, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Meditec Surgical GmbH and Carl Zeiss Meditec Vertriebsgesellschaf mbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Ioltech SAS, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Jens Brajer/Director Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Press Release


ZEISS

CARL ZEISS MEDITEC

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com


SEC MAIL
PROCESSING
RECEIVED
SEP 17 2007
WASH. D.C.
160
SECTION

Press Release


ZEISS

CARL ZEISS MEDITEC

Carl Zeiss Meditec acquires innovative ophthalmic surgery company

Acquisition of Hennigsdorf-based Acri.Tec AG, – Acquisition rounds off product portfolio for innovative implants (intraocular lenses, IOL) – Increase of speed of innovation expected – Market position in Germany considerably enhanced

Jena, 3 September 2007 - Medical technology provider Carl Zeiss Meditec AG (ISIN: DE0005313704), listed on the TecDAX of the German Stock Exchange, intends to acquire Acri.Tec AG, one of the technologically leading companies in the area of implants for ophthalmic surgery. This is the object of a share purchase agreement that both sides signed this noon. Acri.Tec AG, which generated sales revenues in financial year 2006 in the amount of EUR 15.4 million, specialises in innovative implants (intraocular lenses, IOL) and other products for ophthalmic surgery (viscoelastic solutions and products for vitreoretinal surgery). The enterprise value calculated for Acri.Tec AG, totals EUR 24 million and has to be reduced by the net financial debt at the closing date in order to determine the final purchase price. Carl Zeiss Meditec will acquire all shares of Acri.Tec AG against cash settlement. The transaction is still subject, among other things, to the approval of the German anti-trust authority. Once this approval has been made and additional contractually-agreed conditions have been met, the acquisition is expected to be closed in October 2007.


SEC MAIL PROCESSING
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SEP 17 2007
WASH, D.C.
160
SECTION

"This acquisition is an important step in the expansion of our product portfolio for ophthalmic surgery, especially in the area of innovative intraocular lenses", explains Ulrich Krauss, President and CEO of Carl Zeiss Meditec. "Acri.Tec has an excellent name in the market and is known for its innovative products. This partner is therefore an outstanding match for our company and for the ZEISS brand, which of course is also defined by innovation in medical technology", continued Krauss.

The two companies' products complement each other extremely well. This acquisition will expand Carl Zeiss Meditec's offering in the rapidly-growing ophthalmic surgery segment. Aside from devices for diagnosis, treatment and aftercare, this also incorporates intraocular lenses (IOL) for cataract

Press Release


ZEISS

CARL ZEISS MEDITEC

treatments and to correct vision defects. The acquisition of Acri.Tec will also strengthen Carl Zeiss Meditec's business in Germany.

"The acquisition of Acri.Tec shows that we are consistently developing our market position in ophthalmic surgery and continuing to make investments here. That will remain so in the future: Building on our wider foundations, we will significantly accelerate our innovation in this area. This acquisition is another important milestone in the expansion of our position in ophthalmology which, in addition to neuro- and ENT surgery, represents one of the key pillars of Carl Zeiss Meditec's business", concludes Krauss.


SEC MAIL
PROCESSING
RECEIVED
SEP 17 2007
WASH, D.C.
160
SECTION

Press Release



CARL ZEISS MEDITEC


SEC MAIL
PROCESSING
RECEIVED
SEP 17 2007
WASH, D.C.
160
SECTION

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activity: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucomas and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and aftercare. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyser, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Meditec Surgical GmbH and Carl Zeiss Meditec Vertriebsgesellschaf mbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Ioltech SAS, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Jens Brajer/Director Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Press Release



CARL ZEISS MEDITEC

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com


SEC MAIL
PROCESSING
RECEIVED
SEP 17 2007
WASH. D.C.
160
SECTION

Press Release

END